Exhibit 99.14

PRESS RELEASE

TotalEnergies reiterates its long-term commitment to Nigeria and supports the country in reducing methane emissions

Paris, December 18, 2023 – Patrick Pouyanné, Chairman and CEO of TotalEnergies, met today in Abuja with Bola Ahmed Tinubu, President of the Federal Republic of Nigeria, to reaffirm the long-term partnership between TotalEnergies and Nigeria.

Over the past decade, TotalEnergies has been the largest private energy investor in the country, developing major projects such as Egina, Ofon Phase 2, the OML 58 Upgrade, and recently Ikike, which started in 2022.

The long-term commitment of the Company to Nigeria is also demonstrated by the continued exploration, evidenced by the Ntokon discovery in June 2023.

TotalEnergies owns a rich portfolio of projects which might represent more than $6 billion investments (100%) in the future years.

Patrick Pouyanné and President Bola Tinubu discussed ways to improve the investment climate and security of operations, TotalEnergies’ future investment program in the country as well as TotalEnergies efforts to support carbon emissions reduction in Nigeria.

Ending routine flaring and joining forces to measure and reduce methane emissions

TotalEnergies, as a founding member of the World Bank’s Global Gas Flaring Reduction (GGFR) partnership, had endorsed the “Zero Routine Flaring by 2030” initiative. As evidence of this commitment, TotalEnergies, in partnership with Nigerian National Petroleum Company Limited (NNPCL), has finalized in December 2023 the OML 100 Flare Out project, thereby becoming the first major operator in Nigeria to completely eliminate routine flaring from all operated assets.

TotalEnergies also announces today the signature of a cooperation agreement with NNPCL to carry out methane detection and measurement campaigns using its advanced drone-based technology AUSEA on Oil & Gas facilities in Nigeria. This announcement follows similar agreements signed ahead of COP28 with three other National Oil & Gas Companies, Petrobras in Brazil, SOCAR in Azerbaijan and Sonangol in Angola.

“TotalEnergies is pleased to announce the end of routine flaring in its operations in Nigeria and the sharing of our in-house AUSEA technology with NNPCL, concretely supporting NNPCL to deliver the commitment taken at COP28 by endorsing the Oil & Gas Decarbonization Charter. We had a very constructive and pragmatic discussion today with President Tinubu on key actions Nigeria should take to attract increased investment in the country”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

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About TotalEnergies in Nigeria

TotalEnergies has been present in Nigeria for more than 60 years and employs today more than 1,800 people across different business segments. Nigeria is one of the main contributing countries to TotalEnergies’ hydrocarbon production where the Company produced 204 000 boe/d in 2022. TotalEnergies also operates an extensive distribution network which includes about 540 service stations in the country. In all its operations, TotalEnergies is particularly attentive to the socio-economic development of the country and is committed to working with local communities.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).